United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on estimates update

Rio de Janeiro, February 19th, 2025 - Vale S.A. ("Vale" or "Company") informs that it has updated the estimates related to capital investments by type and by business, which should be considered as indicated below:

Capital Investments (US$ billion) (1):

2025 estimates
	Current	Previous
Growth capex	~1.6	~2,0-2,5
Sustaining capex	~4.3	~4,0-4,5
Total Capex	~5.9	~6,5

(1) Considers an exchange rate of BRL/USD 5.70.

Capital investments by business (US$ billion) (1):

2025 estimates
	Current	Previous
Iron Ore Solutions	~3.9	3.5-4.0
Energy Transitions Metals	~2.0	2.5-3.0
Capex Total	~5.9	~6.5

(1) Considers an exchange rate of BRL/USD 5.70.

All other guidances indicated by Vale in the item 3 of its Reference Form remain unchanged. The referred item of the Company’s Reference Form will be filed again with the above update in due course, within the period required by the Resolution CVM No. 80/2022.

The company clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 19, 2025		Director of Investor Relations